UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________________

Form 6-K

_______________________

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

BGM Group Ltd

No. 152 Hongliang East 1st Street, No. 1703,

Tianfu New District, Chengdu, 610200

People’s Republic of China

+86-028-64775180

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

CONTENT

Entry into a Transaction Agreement

On May 2, 2025, BGM Group Ltd (the “Company”) entered into a transaction agreement (the “Transaction Agreement”) with HM Management Company Limited (“HM Management”), a company duly incorporated under the laws of Hong Kong (the “Target Company”), Catch Group Limited, a company duly incorporated under the laws of the British Virgin Islands (“Catch”), Expansion Group Limited, a company duly incorporated under the laws of the British Virgin Islands (“Expansion”, collectively referred to as the “Sellers” with Catch), HM Consultant Management (Shenzhen) Co., Limited, a company duly incorporated under the PRC laws, Beijing Shuda Technology Co., Ltd., a company duly incorporated under the PRC laws (“Beijing Shuda”) and New Media Star Technology (Shenzhen) Co., Ltd., a company duly incorporated under the PRC laws (“New Media Star”), with Beijing Shuda and New Media Star as the wholly-owned subsidiaries of the Target Company.

Pursuant to the Transaction Agreement, the Company agreed to purchase from the Sellers, 100% of the equity interest of the Target Company, for a consideration of a total of 16,663,427 Class A ordinary shares of a par value of US$0.00833335 each of the Company (the “Consideration Shares”), at a purchase price of US$2.50 per share of the Consideration Shares. Save as the exceptions as stipulated in the Transaction Agreement, the Sellers agreed to not directly or indirectly sell or otherwise transfer any Consideration Shares at any time on or before the expiry of a 60-month period after the Closing (as defined below). The Transaction Agreement also contained customary representations, warranties and agreements of the Company and the Sellers, as well as customary indemnification rights and obligations of the parties.

The execution and performance of such Transaction Agreement was approved by the board of directors of the Company. The closing of the transaction is expected to occur by the second quarter of 2025 (the “Closing”). Upon the consummation of the Closing, the Company will hold 100% of the equity interest of the Target Company, Beijing Shuda and New Media Star. The Closing is subject to the customary closing conditions and terms as stipulated in the Transaction Agreement. Upon Closing, the Sellers will hold 16,663,427 Class A ordinary shares of the Company, representing approximately 8.31% of the total issued and outstanding shares and approximately 0.76% of the total voting power of the Company.

Shuda Technology is a high-tech company specializing in artificial intelligence (“AI”) driven enterprise efficiency solutions by delivering integrated AI and data visualization solutions to conduct intelligent, end-to-end diagnostics and enhance decision-making across the entire innovation chain from research and development to commercialization. New Media Star operates an AI tools platform with over 150,000 followers, offering proprietary and third-party AI solutions for customer acquisition and private domain conversion. The acquisition with the Target Company as well as Beijing Shuda and New Media Star expand the Company’s AI application portfolio and further integrate existing market resources from its AI insurance and AI mobility businesses, further solidifying the Company’s position in the AI industry.

The Transaction Agreement is filed as Exhibit 99.2 to this Current Report on Form 6-K. The foregoing is only a brief description of the material terms of the Agreement, and does not purport to be a complete description of the rights and obligations of the parties thereunder and is qualified in its entirety by reference to such exhibit.

Safe Harbor Statement

This announcement may contain forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical are forward-looking and reflect expectations and assumptions. Forward-looking statements are based on our current expectations of future events, and often can be identified in this announcement and elsewhere by using words such as “expect”, “strive,” “looking ahead,” “outlook,” “guidance,” “forecast,” “goal,” “optimistic,” “anticipate,” “continue,” “plan,” “estimate,” “project,” “believe,” “should,” “could,” “will,” “would,” “possible,” “may,” “likely,” “intend,” “can,” “seek,” “potential,” “pro forma” or the negative thereof and similar expressions or future dates. You should not rely upon forward-looking statements as predictions of future events. The events and circumstances reflected in the forward-looking statements may not be achieved or occur. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. Except as required by applicable law, we undertake no duty to update any of these forward-looking statements after the date of this announcement or to conform these statements to actual results or revised expectations.

EXHIBIT INDEX

Exhibit Number	Description
99.1	Press Release
99.2	Transaction Agreement dated as of May 2, 2025, entered by and made among BGM Group Ltd, HM Management Company Limited, Catch Group Limited, Expansion Group Limited, HM Consultant Management (Shenzhen) Co., Limited, Beijing Shuda Technology Co., Ltd. and New Media Star Technology (Shenzhen) Co., Ltd.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 6, 2025

BGM Group Ltd

By:	/s/ Chen Xin
Name:	Chen Xin
Title:	Chief Executive Officer